March 20, 2006


Andrew Keller
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954

Re:	Lehman Brothers Holdings Inc.
	Lehman Brothers Holdings E-Capital Trust I
	Lehman Brothers Holding E-Capital LLC I
	Registration Statement on Form S-4 filed on October 21, 2005
	File No. 333-129195


Dear Mr. Keller:

      In your letter dated March 10, 2006 you request the staff`s concurrence with your proposal to meet the requirements under Rule 3-
10 of Regulation S-X for Lehman Brothers Holdings E-Capital Trust 1("Trust") and Lehman Brothers Holdings E-Capital LLC I ("LLC") by presenting information with respect to the Trust and the LLC required under Rule 3-10(b) of Regulation S-X together with certain supplemental information with respect to the Eligible Debt Securities similar to that which would be required by the alternative disclosure regime of Regulation AB available to issuers of asset-backed securities. Your letter provides background information about the structure of the ECAP securities issued by the Trust and describes similarity between these securities and typical trust preferred securities. Your letter also provides your analysis of the conditions provided in Rule 3-10 of Regulation S-X. In your letter you conclude that unlike typical trust preferred securities, to the extent that the ECAPS holders are entitled to receive any payments related to cash flows received from the Eligible Debt securities held by the LLC, the securities issued by the ECAPS are not "fully and unconditionally" guaranteed by Lehman Brothers Holdings Inc. and therefore do not fully meet all the conditions of Rule 3-10(b) of Regulation S-X.

      The staff has considered your analysis of Rule 3-10 of Regulation S-X and based on the facts and circumstances described concluded that since the criteria in of Rule 3-10(b) are not fully met, you are required to provide for the Trust and the LLC the information described in 3-10(a)(1) of Regulation S-X. The exceptions to the general rule, such as the exception provide in 3-10(b) of Regulation S-X can only be applied when all the specified criteria are met.

      Our conclusions are based on the information provided in your letter. Materially new or different information could affect our conclusion. In you have any questions concerning this letter, please call me at (202) 551-3514.

							Sincerely,


							Rachel Mincin
							Associate Chief Accountant
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Simpson Thacher & Bartlett LLP
Andrew Keller
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